UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2005

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ________ to ________

Commission file number: 1-16681

EMPLOYEES' PROFIT SHARING AND SALARY

DEFERRAL PLAN OF SM&P UTILITY RESOURCES, INC.

13085 Hamilton Crossing Boulevard

Carmel, Indiana 46032

(Full title and address of the plan)

THE LACLEDE GROUP, INC.

(Missouri corporation)

720 Olive Street

Saint Louis, Missouri 63101

314-342-0500

(Name of issuer of the securities held pursuant to the plan

and address of its principal executive offices)

Employees’ Profit Sharing and Salary Deferral Plan of SM&P Utility Resources, Inc.

Financial Statements as of and for the

Years Ended December 31, 2005 and 2004, Supplemental Schedule as of

December 31, 2005, and

Report of Independent Registered

Public Accounting Firm

EMPLOYEES’ PROFIT SHARING AND SALARY DEFERRAL PLAN OF

SM&P UTILITY RESOURCES, INC.

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2005 AND 2004:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005 -

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets Held for
Investment Purposes at the End of Year	8

NOTE: All other schedules required by Section 2520.103-10 of the Department of
Labor’s Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signatures	9

Exhibits	10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Committee of the

Employees’ Profit Sharing and Salary Deferral Plan of

SM&P Utility Resources, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Employees’ Profit Sharing and Salary Deferral Plan of SM&P Utility Resources, Inc. (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

June 27, 2006

EMPLOYEES’ PROFIT SHARING AND SALARY DEFERRAL PLAN OF

SM&P UTILITY RESOURCES, INC.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004

	2005	2004

ASSETS:
Investments:
Mutual funds	$11,463,348	$9,844,093
Fixed income	3,221,717	3,081,415
Common stock	469,703	464,426
Participant loans	845,170	654,326
Total investments	15,999,938	14,044,260

Receivables:
Participant contributions	66,277	53,971
Employer contributions	654,731	569,806
Accrued interest on participant loans	1,977	1,329
Total receivables	722,985	625,106

NET ASSETS AVAILABLE FOR BENEFITS	$16,722,923	$14,669,366

See notes to financial statements.

EMPLOYEES’ PROFIT SHARING AND SALARY DEFERRAL PLAN OF

SM&P UTILITY RESOURCES, INC.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004

ADDITIONS:
Investment income:
Interest	$203,418	$166,041
Dividends	22,921	15,858
Net appreciation in investments	343,735	584,192
Total investment income	570,074	766,091

Contributions:
Participant	1,665,048	1,527,075
Employer	654,731	572,930
Other	226,003	18,967
Total contributions	2,545,782	2,118,972

Total additions	3,115,856	2,885,063

DEDUCTIONS – Benefits paid to participants	1,062,299	1,351,144

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	2,053,557	1,533,919

NET ASSETS AVAILABLE FOR BENEFITS – Beginning of year	14,669,366	13,135,447

NET ASSETS AVAILABLE FOR BENEFITS – End of year	$16,722,923	$14,669,366

See notes to financial statements.

EMPLOYEES’ PROFIT SHARING AND SALARY DEFERRAL PLAN OF

SM&P UTILITY RESOURCES, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1.	DESCRIPTION OF PLAN

General—The following description of the Employees’ Profit Sharing and Salary Deferral Plan of SM&P Utility Resources, Inc. (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan was established effective July 1, 1987. The Plan is a defined contribution plan, which covers employees of SM&P Utility Resources, Inc. (the “Company”), a wholly owned subsidiary of The Laclede Group, Inc. (“Group”), who are not represented by a collective bargaining agreement, provided they meet the prescribed eligibility requirements. Certain employees of the Company act as trustees (the “Trustees”) of the Plan and control and manage the operation of the Plan. American United Life Insurance Company (“AUL” or “Custodian”) serves as the custodian of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participation or Eligibility—All full time, employees of the Company who are not represented by a collective bargaining agreement and have attained age 20-1/2 years and completed six months of service, as defined by the Plan document, are eligible to participate.

Contributions—Under the Plan, eligible participants may elect a salary deferral of 1% to 75% of compensation, as defined in the Plan document, subject to certain Internal Revenue Code (“IRC”) limitations.

The Company may make discretionary matching contributions from its net profits that are allocated to each eligible participant’s account based upon the participant’s salary deferral amount. For the years ended December 31, 2005 and 2004, the Company elected to make matching contributions equal to 50% of each participant’s salary deferral amount, up to a maximum of 6% of the participant’s compensation. The Company may make additional discretionary contributions that are allocated to each eligible participant in proportion to compensation and are unrelated to any participant salary deferral amounts. No additional discretionary contributions were made during the 2005 and 2004 Plan years.

Rollovers From Other Qualified Employer Plans—The Plan allows for employees to transfer certain of their other qualified employer retirement plan assets to the Plan.

Participant Accounts—Individual accounts are maintained for each Plan participant. In addition to the employee and Company matching contributions, each participant’s account is credited with an allocation of Plan earnings, based on participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options—There are fifteen investment alternatives available for the investment of contributions to the Plan. Participants direct the investment of their contributions and Company matching contributions to the Plan in any one or more of the investment funds and may request the transfer of their contributions and Company matching contributions among the funds. The investment funds consist of mutual, bond, and equity funds offered by the Plan.

Vesting—Participants are immediately vested in their contributions and actual earnings thereon. Participants vest ratably over a five-year period in Company contributions and earnings thereon.

Forfeitures—Forfeitures of Company matching contributions are used to reduce future Company matching contributions. There were no forfeitures available to offset future Company contributions at December 31, 2005 and 2004. Forfeitures of $18,832 and $26,088 were utilized during the years ended December 31, 2005 and 2004, respectively, to reduce Company contributions.

Payment of Benefits—Upon retirement or termination of service, participants may elect one of several benefit distribution options including, but not limited to, monthly payments or a lump-sum distribution. There was $0 payable to terminated participants at December 31, 2005 and 2004. Benefits are recorded upon distribution.

Hardship Withdrawals—Participants may request withdrawals of their vested account balance if they satisfy hardship requirements established by the plan administrator in accordance with Internal Revenue Service (“IRS”) guidelines.

Loans—A participant may borrow from his or her fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of the participant’s vested account balance. The repayment period may not exceed five years unless the loan is used to purchase the participant’s primary residence, subject to certain restrictions. Loans are secured by the balance in the participant’s account and bear interest at a rate comparable to the rate charged by a commercial lender, subject to review periodically by the Employee Benefits Committee. Principal and interest is paid ratably through payroll deductions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

The Plan invests in corporate stocks and funds that invest in various securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation—All investments in investment funds and common stock are stated at fair value as reported by the Custodian and based upon quoted market prices. Participant loans are valued at the outstanding loan balance. Purchases and sales of investments are accounted for on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses—Administrative expenses of the Plan are paid by the Company. Certain other expenses of the Plan such as investment manager fees and broker fees are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Reclassifications—Certain prior year amounts have been reclassified to conform with the current year presentation.

3.	INVESTMENTS

As of December 31, 2005 and 2004, investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	2005	2004

AUL Fixed Interest Investment Fund	$3,221,717	$3,081,415
Fidelity (VIP) Growth Fund	2,007,427	1,884,927
American Century Ultra Fund	1,503,834	1,540,296
SSGA S&P 500 Flagship Fund	1,538,705	1,371,992
Fidelity (VIP) Asset Manager Fund	1,143,496	1,070,126
OneAmerica Money Market Fund	1,763,562	975,984
OneAmerica Investment Grade Bond Fund	958,902	835,127
PBHG Growth Fund	-	811,189

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2005	2004

Mutual funds	$377,697	$567,415
Common stock	(33,962)	16,777
Net appreciation of investments	$343,735	$584,192

4.	PARTY-IN-INTEREST

Certain of the Plan’s investments are invested in shares of funds offered by the Custodian. Therefore, these transactions qualify as exempt party-in-interest transactions. Such investments as of December 31, 2005, are disclosed on the supplemental schedule of assets held for investment purposes.

At December 31, 2005 and 2004, the Plan held 319,571 units and 306,911 units, respectively, of common stock of the sponsoring employer, with fair value of $469,703 and $464,426, respectively. During the years ended December 31, 2005 and 2004, the Plan recorded dividend income of $22,921 and $15,858, respectively, and net (depreciation) appreciation in fair value of $(33,962) and $16,777, respectively, from common stock of the Group.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time, subject to the provisions set forth in ERISA. Should the Plan be terminated, participants will become 100% vested in their accounts.

6.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated

December 9, 2004, that the Plan is qualified under applicable sections of the IRC. The plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Accordingly, no provision for income taxes has been recorded on the Plan’s financial statements.

SUPPLEMENTAL SCHEDULE

EMPLOYEES’ PROFIT SHARING AND SALARY DEFERRAL PLAN OF SM&P UTILITY RESOURCES, INC.

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT THE END OF THE YEAR

AS OF DECEMBER 31, 2005

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or	Description of		Current
	Similar Party	Investment	Cost**	Value

*	AUL Fixed Interest Investment Fund	Fixed Income		$3,221,717

	Fidelity (VIP) Growth Fund	Mutual Funds		2,007,427
*	OneAmerica Money Market Fund			1,763,562
	SSGA S&P 500 Flagship Fund			1,538,705
	American Century Ultra Fund			1,503,834
	Fidelity (VIP) Asset Manager Fund			1,143,496
*	OneAmerica Investment Grade Bond Fund			958,902
	Alger American Leveraged Allcap Fund			653,459
	American Century Income & Growth Fund			437,461
*	OneAmerica Value Fund			417,686
	American Century International Growth Fund			289,253
	Fidelity (VIP) High Income Fund			224,443
*	OneAmerica American Asset Director			165,253
	Vanguard Explorer Fund			152,630
	Russell Lifepoints Fund			94,371
	SSGA MSCI Eafe Index Strategy Fund			71,204
	Russell Lifepoints Equity Fund			41,662
		Total Mutual Funds		11,463,348

*	The Laclede Group, Inc.	Common Stock		469,703

*	Various participants	Participant loans, rates
		from 5.0% to 10.5%,
		maturities through
		October 2035		845,170
				$15,999,938

*	Represents a party-in-interest to the Plan.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMPLOYEES’ PROFIT SHARING AND SALARY DEFERRAL PLAN OF SM&P UTILITY RESOURCES, INC.
(Registrant)

Date:	June 29, 2006	BY:	/s/ James A. Muhl
James A. Muhl
Trustee

INDEX TO EXHIBITS

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm